SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                         Tramford International Limited
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)


                                   G89935-10-3
                                   -----------
                                 (CUSIP Number)

        Beijing Holdings Limited                    Henry I. Rothman, Esq.
        Room 3401-3412                              Parker Chapin LLP
        West Tower                                  The Chrysler Building
        Shun Tak Centre                             405 Lexington Avenue
        200 Connaught Road Central                  New York, New York 10036
        Hong Kong                                   212-704-6000

           (Persons Authorized to Receive Notices and Communications)

                                  June 30, 2000
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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CUSIP NO.   G89935-10-3                13D                     PAGE 2 OF 6 PAGES
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           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Beijing Holdings Limited
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
    2                                                                    (b)
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
    4      WC
--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      HONG KONG
--------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             3,523,306
       PERSON         ----------------------------------------------------------
        WITH              8     SHARED VOTING POWER

                                -0-
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                3,523,306
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    11      3,523,306
--------------------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*

--------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13      39.77%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14      CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   G89935-10-3                13D                     PAGE 3 OF 6 PAGES
--------------------------                                   -------------------

         SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER

         This statement relates to the Common Stock of Tramford International Limited ("Tramford "). Tramford executive offices are located at c/o Jing Tai Industrial Investment Company Limited, Room 2504, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Beijing Holdings Limited ("Beijing Holdings" or the "Reporting Person"), a Hong Kong limited company. Beijing Holdings is principally engaged in import and export trading and investment holdings. The address of the principal business office of Beijing Holdings, Room 3401-3412, West Tower, Shun Tak Centre, 200 Connaught Road central, Hong Kong.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Nine Hundred Seventy Four Thousand Five Hundred Seventy Six shares of Common Stock were purchased pursuant to a Sale and Purchase Agreement (the "Agreement") dated as of June 30, 2000 between CMEC GE Capital China Industrial Holdings Limited and Beijing Holdings. Pursuant to the Agreement, Beijing Holdings purchased the entire interests in CMEC Ceramics Holdings Limited, which in turn owns 974,576 shares of Common Stock of Tramford (the "Shares") in consideration of $2,500,000 (the "Consideration") which was paid on the date of closing as payment in full for the Shares. The Shares, together with the 2,548,730 shares previously owned by Beijing Holdings, are being pledged to Bank of China to secure a loan of $ 2,500,000 for the payment of the consideration. Under the Loan Agreement

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CUSIP NO.   G89935-10-3                13D                     PAGE 4 OF 6 PAGES
--------------------------                                   -------------------

between the Bank of China and Beijing Holdings (the "Loan Agreement"), the Bank of China shall be entitled to all power or rights with respect to the Shares as are conferred upon mortgagees under the laws of Hong Kong in the event of a default under said Loan Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction was to purchase the Shares for investment purposes. Except as may be provided herein or in the Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Tramford or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Tramford or any of its subsidiaries; (iii) any change in the present board of directors or management of Tramford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Tramford; (v) any other material change in Tramford's business or corporate structure, (vi) any changes in Tramford's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tramford by any person; (vii) causing a class of securities of Tramford to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Tramford to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                                          Number of              Percent of
          Name                             Shares                  Class
          ----                             ------                  -----
          Beijing Holdings Limited        3,523,306                39.77%


         Other than pursuant to the Agreement, the Reporting Person did not purchase shares of Common Stock of Tramford during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Tramford, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

         A summary of the Agreement, which is incorporated herein by reference, is provided in Item 4 herein.


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CUSIP NO.   G89935-10-3                13D                     PAGE 5 OF 6 PAGES
--------------------------                                   -------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Stock Purchase Agreement

         Exhibit 2 - Loan Agreement


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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000

                                              BEIJING HOLDINGS LIMITED



                                              By:/s/ Yi Xi Quan
                                                 -------------------------------
                                                 Name: Yi Xi Quan
                                                 Title: Director